UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ViewRay, Inc.
(Name of Issuer)

Common Stock, par value US$0.01 per share
(Title of Class of Securities)

92672L107
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	92672L107

1	Names of Reporting Persons
Fosun International Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,813,834
	6	Shared Voting Power
11,937,768
	7	Sole Dispositive Power
2,813,834
	8	Shared Dispositive Power
11,937,768
9	Aggregate Amount Beneficially Owned by Each Reporting Person
14,751,602(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
8.1%(2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of shares of common stock, par value US$0.01 per share (“Common Stock”), of ViewRay, Inc. (the “Issuer”), which includes (i) 2,813,834 shares of Common Stock held by Fosun International Limited, (ii) 8,922,208 shares of Common Stock and warrants exercisable within 60 days for 1,418,116 shares of Common Stock held by Strong Influence Limited, an indirectly wholly-owned subsidiary of Fosun International Limited, and (iii) 1,597,444 shares of Common Stock held by Fosun Atlas Capital SICAV RAIF S.C.S., a fund managed by an indirectly wholly-owned subsidiary of Fosun International Limited.

(2)	This percentage is calculated based on 181,415,780 shares of Common Stock of the Issuer outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed on November 2, 2022, plus warrants exercisable within 60 days for 1,418,116 shares of Common Stock of the Issuer.

SCHEDULE 13G

CUSIP No.	92672L107

1	Names of Reporting Persons
Strong Influence Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
10,340,324
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
10,340,324
9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,340,324(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐
11	Percent of Class Represented by Amount in Row (9)
5.7%(2)
12	Type of Reporting Person (See Instructions)
CO

(1)	Number of shares is number of shares of Common Stock of the Issuer, which includes 8,922,208 shares of Common Stock and warrants exercisable within 60 days for 1,418,116 shares of Common Stock.

(2)	This percentage is calculated based on 181,415,780 shares of Common Stock of the Issuer outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed on November 2, 2022, plus warrants exercisable within 60 days for 1,418,116 shares of Common Stock of the Issuer.

Item 1.

(a)	Name of Issuer:

ViewRay, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1099 18th Street, Suite 3000
Denver, Colorado 80202
U.S.A.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”), and Strong Influence Limited (“Strong Influence”, together with Fosun International, the “Reporting Persons”), a company organized under the laws of the British Virgin Islands.

Strong Influence is a wholly-owned subsidiary of Fosun International.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The address of the principal business office for Strong Influence is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship:

See Item 2(a)

(d)	Title of Class of Securities:

Common Stock, par value US$0.01 per share, of the Issuer

(e)	CUSIP No.:

92672L107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Common Stock that are beneficially owned by each Reporting Person as of December 31, 2022.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Common Stock that are beneficially owned by each Reporting Person as of December 31, 2022.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Common Stock that are beneficially owned by each Reporting Person as of December 31, 2022 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2023

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

STRONG INFLUENCE LIMITED

By:	/s/ ZHANG Pan
ZHANG Pan
Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated November 3, 2017 by and between Fosun International Limited and Strong Influence Limited (incorporated by reference to Exhibit 99.1 to that certain Schedule 13G filed on November 3, 2017 by the Reporting Persons with the Securities and Exchange Commission).